May 15, 2009

Via EDGAR

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	General Motors Corporation
Registration Statement on Form S-4 (No. 333-158802)

Dear Mr. Webb:

General Motors Corporation (the “Company”) respectfully submits this supplemental letter regarding the Company’s Registration Statement on Form S-4 (Registration No. 333-158802), initially filed on April 27, 2009 and amended by Amendment No. 1 thereto on May 14, 2009 (the “Registration Statement”).

In response to conversations with the Staff, the Company wishes to advise the Staff that it currently intends to disseminate additional material related to the exchange offer to investors. The Company further undertakes to discuss with the Staff, prior to filing the additional material, the content of the additional material, the type of filing the Company intends to make with the Commission, the number of days the offer must remain open from the date of dissemination, and any need to extend withdrawal rights in connection with the additional material. Additionally, the Company will discuss with the Staff the consequences of any strategic alliances or any sale of a material portion of the Company’s business as they would relate to the tender offers, including the content of material to be disseminated to investors, the type of filing, the number of days the offer must remain open from the date of dissemination and any need to extend withdrawal rights.

GM undertakes to file a Form 8-K to incorporate exhibit 10.1 for the Term Loan Agreement, dated as of November 29, 2006 from the Form S-4.

Please do not hesitate to call Bill Tolbert at 740-633-9500, Corey Chivers at 212-310-8893 or the undersigned at 313-665-8452 if you have any questions regarding the above.

Very truly yours,

/s/ Robert C. Shrosbree

Robert C. Shrosbree

Attorney

Corporate Transactions

General Motors Corporation

2